Exhibit 99.1

GERDAU S.A. Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19 Company Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Corporate Tax ID (CNPJ/MF): 92.690.783/0001-09 Company Registry (NIRE): 35300520751

MATERIAL FACT

Gerdau S.A. (B3: GGBR / NYSE: GGB) and Metalúrgica Gerdau S.A. (B3: GOAU) (jointly, “Companies”), in accordance with the CVM Resolution n.º 44, from August 23, 2021, hereby inform their shareholders and the market in general that, on this date, Section 3 of the Reference Form has been updated to report information regarding future management perspectives on CAPEX Strategic Investments and its consequent Potential Growth in Annual EBITDA (as per definitions below) and foreseen on “Gerdau Stakeholder Day 2023” Presentation, disclosed to the market on September 28th, 2023.

The Companies’ management expects that the Investments in Strategic CAPEX amounts to R$ 11.9 billion, considering the period of 2021 to 2026 (“Investments in Strategic CAPEX”). Of this amount, 27.7% (or R$ 3.3 billion) has already been invested, while the remaining 73.3% (or R$8.6 billion) are projected for the coming years (period of 2024 to 2026).

The Companies’ management expects that the Investments in Strategic CAPEX have the potential to, throughout the years of 2021 to 2031, generate a potential annual EBITDA growth of R$ 4.0 billion, at the end of the period (“Potential Annual EBITDA Growth”). It is worth mentioning that around 15% of this amount (or R$ 600 million) has already been captured in the EBITDA, while the remaining 85% (R$ 3.4 billion) is expected to be added to the Companies’ profitability in its future earnings.

The updated Reference Form on this date is available on the CVM and B3 websites, as well as on our IR portal (https://ri.gerdau.com/).

Lastly, the Companies clarify that the information presented above was based on forecasts, which are subject to market risks and uncertainties, having been estimated upon beliefs and assumptions of the Companies’ management, according to available data. In that regard, the Companies emphasize that such information does not constitute an assurance of performance, since the Companies’ actual performance for such measures may be materially different from the results expressly or implicitly contemplated by this data.

São Paulo, October 4, 2023

Rafael Dorneles Japur

Executive Vice President

Investor Relations Director